
CLIFFS

Voting Process

Answers to commonly-asked questions about the voting process at the upcoming Annual Meeting are listed below. This information is referenced from Cliffs Natural Resources Inc. -- 2014 Proxy Statement.

4. Why is the Board of Directors nominating a slate of seven directors for the available 11 seats at the 2014 Annual Meeting?

The Board has nominated a slate of seven directors for the available 11 seats at the 2014 Annual Meeting and is soliciting proxies for only the seven nominees named herein. If cumulative voting rights are in effect for the election of directors, allocating 11 votes among the seven director nominees named herein will ensure that the maximum number of such nominees are elected at the 2014 Annual Meeting.

Based on its discussions with various shareholders and the practical effect of cumulative voting on the election of directors, the Board of Directors currently believes that it is in the best interest of all Cliffs' shareholders for the Board of Directors to nominate a slate of seven directors. The seven Cliffs nominees include: Gary B. Halverson, Mark E. Gaumond, Susan M. Green, Janice K. Henry, James F. Kirsch, Richard K. Riederer and Timothy W. Sullivan. The Cliffs Board does not currently intend to nominate Susan M. Cunningham, Barry J. Eldridge, Andrés R. Gluski or Stephen M. Johnson for re-election as a director of Cliffs at the 2014 Annual Meeting, and does not currently intend to nominate replacement candidates. Because the Board of Directors has nominated a slate of seven directors for the available 11 seats at the 2014 Annual Meeting of Shareholders, we expect that four nominees that were not nominated by Cliffs will be elected at the 2014 Annual Meeting. At this time, Casablanca Capital LP, a Delaware limited partnership (together with its affiliates, "Casablanca"), is the only shareholder that has notified Cliffs of its intention to nominate directors for election at the 2014 Annual Meeting. Therefore, the Board of Directors expects that the remaining four board seats will be filled by four of the Casablanca nominees.

13. What should I do if I receive a gold proxy card from Casablanca?

The Board urges you **NOT** to sign or return any gold proxy card sent to you by or on behalf of Casablanca. Voting against Casablanca's nominees on its proxy card is not the same as voting for the Cliffs Board's nominees, because a vote against Casablanca's nominees on its proxy card will revoke any previous proxy card submitted by you. If you have voted previously using the gold proxy card sent to you by or on behalf of Casablanca, you can change your vote by executing the **WHITE** proxy card or by voting by telephone or Internet by following the instructions shown on the **WHITE** proxy card. Only the latest dated proxy you submit will be counted. If you have any questions or need assistance voting, please contact our proxy solicitor, D.F. King & Co. Inc., toll free at (800) 487-4870, call collect at (212) 269-5550 or email at cliffs@dfking.com.

Because the Board has nominated a slate of seven directors for the available 11 seats at the 2014 Annual Meeting, four nominees that were not nominated by Cliffs will be elected at the 2014 Annual Meeting. At this time, Casablanca is the only shareholder that has notified Cliffs of its intention to nominate directors for election at the 2014 Annual Meeting. Therefore, the Board expects that the remaining four board seats will be filled by four of the Casablanca nominees. Even if you vote **FOR ALL** of our seven Director nominees on the **WHITE** proxy card, we expect that at least four nominees that are nominated by Casablanca and/or another shareholder will be elected as directors at the 2014 Annual Meeting.